UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS  PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 001-33896

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS BANKS EMPLOYEES RETIREMENT

ASSOCIATION 401(k) PLAN

AS ADOPTED BY DANVERSBANK

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DANVERS BANCORP, INC.

ONE CONANT STREET

DANVERS, MASSACHUSETTS  01923

SAVINGS BANKS EMPLOYEES RETIREMENT

ASSOCIATION 401(k) PLAN

AS ADOPTED BY DANVERSBANK

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(With Independent Registered Public Accounting Firm’s Report Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PLAN SPONSOR

DANVERS BANCORP, INC.

We have audited the accompanying statements of net assets available for benefits of the Savings Banks Employees Retirement Association 401(k) Plan as adopted by Danversbank (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) as of December 31, 2010, and assets (acquired and disposed of within year) for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountants, Inc.

June 30, 2011

Boston, MA

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY DANVERSBANK

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009

ASSETS:

Investment in Savings Banks Employees Retirement Association Common/Collective Trust, at fair value	$32,954,508	$20,109,546

Notes receivable from participants	1,055,922	772,993

Total Assets	$34,010,430	$20,882,539

NET ASSETS AVAILABLE FOR BENEFITS	$34,010,430	$20,882,539

The accompanying notes are an integral part of these financial statements.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY DANVERSBANK

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2010	2009

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:
Net investment gain from investment in Savings Banks Employees Retirement Association Common/Collective Trust	$4,814,431	$1,591,842
Interest - notes receivable from participants	53,168	41,278
	4,867,599	1,633,120

Contributions:
Employer’s	766,248	568,793
Participants’	1,754,524	1,323,522
Participant rollovers	861,809	111,064
	3,382,581	2,003,379
Total additions to net assets	8,250,180	3,636,499

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants	1,227,518	414,967
Deemed distributions of participant loans	87,009	23,044
Total deductions from net assets	1,314,527	438,011
NET INCREASE	6,935,653	3,198,488
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	20,882,539	17,684,051
Transfer of net assets to Plan (Note J)	6,192,238	—
End of year	$34,010,430	$20,882,539

The accompanying notes are an integral part of these financial statements.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY DANVERSBANK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

A.           Description of the Plan:

The following description of the Savings Banks Employees Retirement Association (“SBERA”) 401(k) Plan as adopted by Danversbank (the “Bank”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General:

The Plan is part of the SBERA Common/Collective Trust (the “Trust”).  Under the trust agreement, the Plan owns a portion of the net assets of the Trust.  Within the Trust, each Plan’s assets are jointly invested and the return on the assets is allocated to each Plan based on the percentage of ownership each Plan has in the Trust’s net assets. Contributions made to and benefits paid from the Trust for the Plan result in increases or decreases in the Plan’s ownership percentage in the net assets of the Trust.  The Plan is a defined contribution plan covering substantially all employees of the Bank.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility:

To become eligible for participation, an employee must be at least age 21.

Contributions:

Each year, participants may contribute to the Plan a percentage of pretax annual compensation, as defined in the Plan, up to the maximum amount allowable under the provisions of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans or individual retirement accounts.

The Bank’s contributions to the Plan are determined by its Board of Directors, but the amounts contributed cannot exceed the maximum amount allowable under the provisions of the Internal Revenue Code. Total contributions made by the Bank to the Plan were $766,248 and $568,793 in 2010 and 2009, respectively.

Participant accounts:

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Bank’s contributions and (b) Plan earnings.  Allocations are based on participant’s earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY DANVERSBANK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

(continued)

A.    Description of the Plan — (continued):

Investments:

Participants direct the investment of their contributions and Bank matching contributions into various investment options offered by the Plan.  Participants may change their choice of investments or transfer their account balances from one fund to another at any time during the year.  The Plan currently offers the following investment options to participants:

Equity Account:

This Account seeks to provide capital appreciation through a professionally managed, diversified portfolio of domestic and international stocks.

Index 500 Account:

This Account attempts to provide investment results that parallel the performance of the Standard & Poor’s 500 Composite Stock Price Index.

Small Cap Growth Account:

This Account seeks long-term growth by investing primarily in common stocks of small to medium sized companies that the investment managers believe have a potential for capital appreciation significantly greater than that of the market averages.

International Equity Account:

This Account seeks to provide long-term capital appreciation by investing in foreign equity securities.

Small Cap Value Account:

This Account utilizes a highly disciplined, bottom-up value approach to investing.  This process is intended to generate excess returns primarily through stock selection.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY DANVERSBANK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

(continued)

A.    Description of the Plan — (continued):

Investments — (continued):

Large Cap Value Account:

This Account’s investment philosophy combines detailed fundamental research, bottom-up stock selection and portfolio construction, and disciplined management of portfolio volatility to achieve strong risk-adjusted returns over full market cycles.

Large Cap Growth Account:

This Account uses a highly disciplined, mathematical investment strategy designed to seek long-term returns in excess of the target benchmark, while reducing the risk of significant under performance.

Life Path Accounts:

These Accounts are intended for participants who would rather leave their 401(k) account asset allocation decisions to a professional investment manager.  Each Account utilizes a predetermined mix of specific asset classes with frequent rebalancing back to the fund’s target allocation.

All Asset Account:

The objective of the All Asset Account is to produce returns which are 5% above the Consumer Price Index (CPI).  The strategy is designed as a “fund of funds” that allocates its assets among a group of PIMCO funds.  The All Asset Account rebalances among the funds as real return values shift in the market.

The SBERA Account:

The SBERA Account is designed to provide results that parallel the performance of the SBERA Defined Benefit Plan Assets.  Given this objective, the Account is expected to provide investors with long-term growth of capital and income.  The SBERA Account provides investors with great diversification and significantly less risk than a more concentrated portfolio.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY DANVERSBANK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

(continued)

A.    Description of the Plan — (continued):

Investments — (continued):

Money Market Account:

This Account seeks to provide income consistent with the preservation of principal.  This Account invests solely in U.S. Treasury or agency obligations with maturities of six months or less.

Bond Account:

This Account seeks to provide a real rate of return after inflation with a high degree of stability and low volatility.  The Bond Account is invested in U.S. Government and other investment grade fixed income debt.

Bank Shares:

Participants may allocate up to 50% of their contributions to purchase common shares of Danvers Bancorp, Inc., the parent company of Danversbank.  Participants are subject to restrictions on trading during blackout periods and other reporting requirements of the Securities and Exchange Commission.  Investments in Danvers Bancorp, Inc.’s common stock amounted to $10,256,961 and $6,826,929 at December 31, 2010 and 2009, respectively. Because the Bank is the Plan Sponsor, transactions involving Danvers Bancorp Inc.’s common stock qualify as party-in-interest transactions.  All of these transactions are exempt from the prohibited transaction rules.

Vesting:

Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the Bank’s contribution portion of their accounts plus earnings thereon is based on years of continuous service.  A participant is 100% vested after three years of credited services.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY DANVERSBANK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

(continued)

A.    Description of the Plan — (continued):

Notes receivable from participants:

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates, as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of benefits:

On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount or in periodic installments.  For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Hardship withdrawals:

The Plan allows participants to make hardship withdrawals, provided certain conditions are met.

Forfeited accounts:

At both December 31, 2010 and 2009, forfeited nonvested accounts totaled $570, respectively.  These accounts will be used to reduce future employer contributions.  For both the years ended December 31, 2010 and 2009, employer contributions were reduced by $0 from forfeited nonvested accounts.

B.             Summary of Significant Accounting Policies:

Basis of accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY DANVERSBANK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

(continued)

B.    Summary of Significant Accounting Policies — (continued):

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment valuation and income recognition:

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note I for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net investment income includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of benefits:

Benefits are recorded when paid.

Reclassifications:

Certain reclassifications have been made to the 2009 financial statements in order to conform to the 2010 presentation.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY DANVERSBANK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

(continued)

C.             Investments:

The Plan owned approximately 3.26% and 2.40% of the fair value of the Trust’s net assets at December 31, 2010 and 2009, respectively.  The unaudited financial statements of the Trust as a whole at December 31, follow:

	2010	2009

Assets:
Cash	$40,042,324	$30,484,147

Investments:
Collective funds:
Fixed income	133,962,282	119,162,671
Equity	268,942,469	216,242,336
Diversified	80,120,728	57,890,787

Total collective funds	483,025,479	393,295,794

Equity securities	285,827,255	228,104,047
Mutual funds	81,521,445	69,391,995
Hedge funds	35,996,800	33,106,563
Short-term investments	79,062,049	90,632,163
Certificates of deposits	6,704,457	6,048,545

Total investments, at fair value	972,137,485	820,579,107

Notes receivable from participants	16,043,648	13,179,549
Other assets	14,830,123	5,095,176

Total assets	1,043,053,580	869,337,979

Liabilities:
Accrued operating and other expenses	1,013,370	973,370

Net assets available for benefits	$1,042,040,210	$868,364,609

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY DANVERSBANK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

(continued)

C.             Investments — (continued):

Trust investment income for the years ended December 31 was comprised of:

	2010	2009
Investment income:
Net realized gains (losses) on investments	$24,493,928	$(25,640,251)
Interest and dividends	11,731,009	10,618,369
Unrealized appreciation of investments	75,611,227	149,769,885
Total investment income	111,836,164	134,748,003
Administrative expenses	(2,583,235)	(2,543,802)
Total Trust net investment income	$109,252,929	$132,204,201

D.            Related Party Transactions:

Northeast Retirement Services (NRS), a related party through a common Board of Directors, provides consulting, recordkeeping and other services in connection with the administration of the 401(k) plan for the Savings Banks Employees Retirement Association (SBERA). The costs associated with these services are funded by an assessment on each SBERA employer member on a quarterly basis for their proportionate share. In 2010 and 2009, the rate for the 401(k) plan was $679.50 per employer member per quarter, plus $21.50 per active participant per quarter, plus an additional 1.25% basis assessment on assets.

E.              Tax Status:

The Savings Banks Employees Retirement Association (SBERA) 401(k) Plan is a Prototype Plan which was approved by the Internal Revenue Service on February 14, 2002 as being in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving this determination letter, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code, and therefore believe that the plan is qualified and tax-exempt.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY DANVERSBANK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

(continued)

E.  Tax Status — (continued):

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

F.              Plan Termination:

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.  Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Bank may determine.

G.             Assets Allocated to Former Employees:

The statements of net assets available for benefits at December 31, 2010 and 2009, includes $4,963,037 and $2,115,290, respectively, allocated to participants who were no longer employees of the Bank.

H.            Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY DANVERSBANK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

(continued)

I.                 Fair Value Measurements:

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1                                  Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                                  Inputs to the valuation methodology include: a) quoted prices for similar assets or liabilities in active markets; b) quoted prices for identical or similar assets or liabilities in inactive markets; c) inputs other than quoted prices that are observable for the asset or liability; and d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                  Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY DANVERSBANK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

(continued)

I.      Fair Value Measurements — (continued):

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2010 and 2009:

Investment in Savings Banks Employees Retirement Common/Collective Trust: The Plan’s interest in the common trust fund (the Savings Banks Employees Retirement Association Common/Collective Trust) is based upon the fair value of the common trust’s underlying investments reported in the unaudited financial statements of the common trust at year-end. The Trust reports certificates of deposit, equity securities and mutual funds at fair values based on quoted market prices in an exchange market, or at amortized cost, where it approximates fair value. Collective funds and other short-term investments are valued based on independent unadjusted market-based prices received from a third-party pricing service that utilizes pricing models that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, credit spreads and new issue data. Hedge funds (Funds) are valued based on management estimates as observable market data is not readily available. The Funds are valued at net asset value, as calculated by the Fund’s manager based upon the terms and conditions of the organizational documents of the underlying funds, with further consideration to portfolio risk.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY DANVERSBANK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

(continued)

I.      Fair Value Measurements — (continued):

The following table sets forth by level, within the fair value hierarchy, the plan’s assets at fair value measured on a recurring basis as of December 31, 2010 and 2009:

	Fair Value Measurements at Reporting Date Using
	December 31, 2010
	Level 1	Level 2	Level 3	Total
Investment in Savings Banks Employees Retirement Association Common/Collective Trust	$—	$—	$32,954,508	$32,954,508

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Investment in Savings Banks Employees Retirement Association Common/Collective Trust	$—	$—	$20,109,546	$20,109,546

The categorization of the Plan’s investment in the Common/Collective Trust as a Level 3 investment does not reflect the fact that many of the underlying investments held by the Common/Collective Trust in which the Plan invests, if owned directly by the Plan, would be classified as Level 1 investments.

There were no transfers to or from Levels 1, 2 and 3 during the year-ended December 31, 2010. There were no liabilities measured at fair value at December 31, 2010 and 2009, respectively.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401 (k) PLAN

AS ADOPTED BY DANVERSBANK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

(continued)

I.                 Fair Value Measurements — (continued):

The following table sets forth a summary of changes in fair values of the Plan’s Level 3 assets for the year ended December 31, 2010:

Balance, beginning of year	$20,109,546
Net investment gain allocated from the Common/Collective Trust	4,814,431
Transfers	6,192,238
Purchases, sales, issuance, and settlements (net)	1,838,293
Balance, end of year	$32,954,508

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net investment income allocated from the Common/Collective Trust in the Statements of Changes in Net Assets Available for Benefits.

J.                Transfer of Net Assets to Plan:

As a result of a merger between Danversbank and another Bank, net assets of $6,192,238 were transferred to this Plan as of February 4, 2010.

K.            Subsequent Events:

On January 20, 2011, Danvers Bancorp, Inc. (the parent company of Danversbank) announced that it had entered into an Agreement and Plan of Merger with People’s United Financial, Inc.  The Plan has evaluated subsequent events through the date the financial statements were issued.

SUPPLEMENTAL SCHEDULES

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY DANVERSBANK

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

(a)	(b)	(c)	(d)	(e)
		Description of investment, including
	Identity of Issue, Borrower,	maturity date, rate of interest,		Current
	Lessor or Similar Party	collateral, par, or maturity value	Cost	Value

*	The Savings Banks Employees Retirement Association	The Savings Banks Employees Retirement Association Common/Collective Trust	$28,263,889	$32,954,508

*	Participant Loans	Notes with interest rates ranging from 4.25% to 9.25%	- 0 -	1,055,922
				$34,010,430

* Party-in-interest to the Plan

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN

AS ADOPTED BY DANVERSBANK

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (ACQUIRED

AND DISPOSED OF WITHIN YEAR)

FOR THE YEAR ENDED DECEMBER 31, 2010

(a)	(b)	(c)	(d)
Description of investment, including
Identity of Issue, Borrower,	maturity date, rate of interest,	Cost of	Proceeds of
Lessor or Similar Party	collateral, par, or maturity value	Acquisitions	Dispositions

Participant Loans	Notes with interest rates ranging from 4.25% to 9.25%	$ - 0 -	$ - 0 -

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN AS ADOPTED BY DANVERSBANK

Dated: June 30, 2011	By:	/s/ L. Mark Panella
L. Mark Panella
Executive Vice President and Chief Financial Officer

EXHIBITS

Exhibit
Number	Description of Exhibit

23.1	Consent of Parent, McLaughlin & Nangle, Independent Registered Public Accounting Firm